UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 23, 2024

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Doma Holdings, Inc.

File No. 005-91880 - CTR#6165

Doma Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits (c)(ii), (c)(iii), (c)(vii), (c)(viii), (c)(ix), (c)(x), (c)(xi), (c)(xiii), (c)(xiv), (c)(xv) and (c)(xvi) to a Schedule 13E-3 filed on May 22, 2024 and amended on June 28, 2024 and July 18, 2024.

Based on representations by Doma Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

> Exhibits (c)(ii), (c)(iii), (c)(vii), (c)(viii), (c)(ix), (c)(x), (c)(xi), (c)(xiii), (c)(xiv), (c)(xv) and (c)(xvi)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance